TOMRA

RECEIVED

2006 NOV 27 P 12:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

06018764

SUPPL

Asker, 16 November 2006

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

Håkon Volldal
VP Investor Relations & Business Development
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

16.11.06 07:45 Marked=OB TOM **REDEMPTION OF OPTIONS GRANTED TO EMPLOYEES AND MANAGERS** meldepliktig handel

The Tomra Systems ASA Board has in accordance with proxies given at the Annual General Meetings of 22 April 2004 and 19 April 2005, redeemed 128,453 vested options under the Group`s optionprograms for management and employees.

The redemption is executed with the use of the company`s own treasury shares, which has been sold on the employees behalf at a price of NOK 44,08 per share. After the transaction, Tomra Systems ASA holds 6,744,647 treasury shares.

Management program 2004-2006
Out of 80,000 vested, not exercised options at a strikeprice of NOK33.10, 28,000 are today redeemed.

Management program 2005-2007
Out of 233,500 vested, not exercised options at a strikeprice of NOK27.73, 15,000 are today redeemed.

Employeeprogram 2004-2009
Out of 187,622 vested, not exercised options at a strikeprice of NOK40.10, 12,334 are today redeemed.

Employeeprogram 2005-2010
Out of 364,127 vested, not exercised options at a strikeprice of NOK33.30, 73,119 are today redeemed.

Primary insiders
Included in the above figures are the following primary insider (the number shows number of options redeemed, shareholding, and number of options kept after the redemption)

Heiner Bevers (10000 at a strike of 27.73, 2000, 0)

The redemption will not have any P/L-impact, as the Group accounts for the option programs in accordance with IFRS 2, where the calculated market value for the options is expensed over the vesting period.

For further information, please contact:
CFO Espen Gundersen +47 97 68 73 01

Asker, 15 November 2006
Tomra Systems ASA

15.11.06 07:37 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 190,000 own shares at an average price of NOK 43.64 per share at Oslo Stock Exchange. After this transaction Tomra holds 6,873,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 14. November 2006
Tomra Systems ASA

14.11.06 08:04 Marked=OB TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 200,000 own shares at an average price of NOK 44.16 per share at Oslo Stock Exchange. After this transaction Tomra holds 6,683,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 13. November 2006
Tomra Systems ASA

13.11.06 07:45 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 1,375,000 own shares at an average price of NOK 44.63 per share at Oslo Stock Exchange. After this transaction Tomra holds 6,483,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 10. November 2006
Tomra Systems ASA

10.11.06 11:31 Marked=OB **TOM DISMISSIAL OF RUMORS** andre børsmeldinger

---

TOMRA dismisses today`s rumors that new information regarding 2007 consensus estimates and machine orders from Germany has been given. With respect to financial forecasts we refer to our third quarter 2006 presentation and yesterday`s capital markets day presentation material. With respect to machine orders from Germany, no concrete forecast for 2007 has been given and we again refer to our third quarter presentation.

For further questions please contact CEO Amund Skarholt on +47 97559425

Asker, 10 November 2006

CAPITAL MARKETS DAY PRESENTATION

09.11.06 08:45 Marked=OB **TOM MATERIAL** presentasjonsmateriale 4960K

TOMRA is arranging its Capital Markets Day today at Felix Konferansesenter in Oslo. Please find enclosed the material that will be presented today.

Asker, 9 November 2006
Tomra Systems ASA


Helping the world recycle
TOMRA
TOMRA Capital Markets Day 2006
Oslo, 9 November 2006

TOMRA SYSTEMS ASA

082 - 03334

RECEIVED
2006 NOV 27 P 12:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Agenda

TOMRA

09:00-09:05	**Welcome and agenda**
09:05-09:30	**Introduction** *Amund Skarholt, CEO*
09:30-09:50	**Improving existing processes - The backend processing industry** *Håkon Volldal, VP IR & Business Development*
09:50-10:20	**Improving existing processes – The TiTech story** *Rune Marthinussen, MD TiTech Visionsort*
10:20-10:45	**Q&A followed by coffee break**
10:45-11:25	**Creating a new recycling infrastructure – Front-end business models** *Trond K. Johannessen, SVP Business Development*
11:25-11:50	**Creating a new recycling infrastructure – The TESCO project** *Terje Hanserud, SVP*
11:50-12:00	**Q&A**
12:00-12:30	**Summary and final Q&A** *Amund Skarholt, CEO*

Helping the world recycle

1


Helping the world recycle
TOMRA
Introduction
Amund Skarholt, CEO


TOMRA
Macro drivers and key industry trends
TOMRA's overall strategy
Capturing opportunities in non-deposit markets

Waste generation is "out of control"

TOMRA


Municipal waste generation per capita in 2003
Kg/year per inhabitant
EU 25 average
EU target
319
357
363
420
441
501
520
547
560
598
610
612
616
638
658
672
675
695
735
1049
Poland
Lithuania
Czech Republic
Slovak Republic
Romania
Latvia
Estonia
Greece
Belgium
Finland
Slovenia
Portugal
Hungary
Sweden
Turkey
Bulgaria
Italy
Malta
France
Netherlands
United Kingdom
Austria
Spain
Germany
Luxembourg
Cyprus
Denmark
Norway
Ireland
Iceland

Source: EEA 2003

Only a small fraction of the waste we generate is recycled

TOMRA


Municipal waste handling in the EU*
Percentage of total weight
Other
Composting
Recycling
Incineration
Landfills
4
7
20
13
56
Municipal waste handling in the US**
Percentage of total weight
Composting
Recycling
Incineration
Landfills
8
20
8
64

* European Commission study in 2001: 'Waste management options and climate change'
** Study cited in Europäischer Wirtschaftsdienst, recycling and waste management #13 2006

The macro environment for recycling is developing very positively

TOMRA

Waste per capita increasing — Waste per capita increasing by up to 10% annually in certain industrialized countries, 4% annual growth in rigid packaging

Stricter regulations and more ambitious targets — Landfill regulations and packaging directives make it more expensive not to recycle

Commodity prices increasing — Increased aluminum, steel and PET prices make recycling more attractive as used materials are no longer waste but valuable rsources

Manual processes increasingly expensive — Increasing labor costs and stricter labor regulations make investments in automation and technology more attractive

More focus on corporate social responsibility — Recycling on the agenda of producers and retailers in order to create a green image and avoid imposement of regulations

Trend 1: The costs of existing systems are increasing

TOMRA

Development in Green Dot fees in Spain


Glass*
Euro/ton
6
15
5
2002
2004
2006
Aluminum
Euro/ton
51
81
102
2002
2004
2006
PET
Euro/ton
118
191
247
2002
2004
2006
Steel
Euro/ton
31
51
59
2002
2004
2006

* For 2002 and 2004, costs are estimated based on a cost per container, for 2006 the cost is based on an average of different ...
Source: Pro Europe, Ecoembalajes

Trend 2: Recycling makes sense from a financial point of view

TOMRA

Savings due to recycling (per ton of secondary materials produced)

Ferrous metals



- 1.5 tons of iron ore
- 0.5 tons of coal
- 18 kg limestone

Aluminum



- 8 tons bauxite
- 4 tons chemicals
- 90-95% of energy

Paper



- 6-7 trees
- 60,000 liters of water
- 40% of energy

Plastics



- 80-95% of plant investments
- 90% of energy

Energy and input material savings, to some extent offset by increased transportation costs, make recycling attractive

Source: MBA Polymers; CommoDaS

Trend 3: More focus on corporate social responsibility

TOMRA

Daily Telegraph 22.05.06: Advertisement describing Tesco's Community Program


A bit of change
Just what you'd expect from Tesco

Financial Times 25.10.05: "Wal-Mart sets out stall for a greener future" – 500 MUSD to be spent on green initiatives


Wal-Mart sets out stall for a greener future
WAL-MART


Helping the world recycle
TOMRA
Macro drivers and key industry trends
TOMRA's overall strategy
Capturing opportunities in non-deposit markets

TOMRA's strategic intent

TOMRA

A leading provider of advanced solutions enabling recovery and recycling of used materials

There are alternative approaches to recycling


Collection
Transpor-tation
Sorting and processing
Transpor-tation
Recycling
Front-end collection systems
Back-end processing systems
Not always EITHER OR - a combination is also possible
TOMRA

TOMRA is a global leader in recycling

	Deposit activities		Non-deposit activities	
	Collection Technology – deposit	Materials Handling	Collection Technology – non-deposit	Industrial Processing Technology
Key activities	Sale and service of solutions for automated collection of used beverage containers with deposit in retail stores	Pick-up and transportation of used beverage containers and operation of a network of collection sites in California	Sale and service of recycling centers for collection of rigid packaging without deposit	Sale of optical recognition & sorting solutions and mechanical compaction equipment for processing of waste in sorting plants
Share of '06 revenues	~60%	~25%	~0%	~15%
Main competitors	• Wincor Nixdorf (D) • Digi/Repant (JP&N) • Envipco (US)	• Nexcycle (US) • Waste Managment Companies	• No direct competitors a the moment	• Pellenc (F), MSS (US), RTT (D) • PAAL (D), Bollegraaf (NL), Harris (US)
TOMRA market share	• ~80% in the US • ~80% in Europe	• ~80% on East Coast • ~35% on West Coast	• Virgin market	• ~70% in TITech/ CommoDas segment • ~20% in Orwak segment

TOMRA has leading market positions in ALL business segments
TOMRA's lead on competitors depend on technology challenge
No other player has the same overall approach to recycling as TOMRA

Key initiatives and possible opportunities within current strategic scope

Collection Technology - deposit
- Accelerated replacement
- Increased service sales
- Expansion initiatives
- New deposit markets

Materials handling
- Increase volumes in current infrastructure
- Further efficiency improvements
- Expanded value chain focus?
- New recycling value chains?

Collection Technology – non-deposit
- UK
- Japan
- Greece
- New markets

Industrial Processing Technology
- New segments/markets for TITech/CommoDaS
- Efficiency improvements and new operating models for Orwak
- M&A

} **TODAY'S AGENDA**

Non-deposit markets becoming increasingly important to TOMRA

Split of TOMRA's revenues on deposit and non-deposit activities
Percent of total


3
15
20
25
40
100
97
85
80
75?
60?
2003
2004
2005
2006
2007
2010
Non-deposit activities
Deposit activities excluding Germany machine sales

TOMRA SYSTEMS ASA

082 - 03334


Helping the world recycle
TOMRA
Macro drivers and key industry trends
TOMRA's overall strategy
Capturing opportunities in non-deposit markets

Two basic approaches in markets without deposit

Improve existing processes — *Introduce technology in existing systems to improve efficiency*

Establish new infrastructure — *Change the approach to recycling through applying new technology and solutions*

Improving existing processes is attractive because it has a short payback period

Pure material fractions have significantly higher value than mixed fractions

Recognition *and* ***sorting*** *needed to maximize revenues and satisfy regulations*



TiTech and CommoDaS recognition and sorting solutions

Transportation is the single most important cost driver in recycling processes

Volume reduction *needed to minimize costs*



Orwak Group compaction solutions

Developing a new recycling infrastructure is more challenging but potentially more rewarding

Frame conditions	***Opportunity capture***
Recycling rates and targets	*Market assessment and analyses*
Current recycling and financial obligations	*Crafting of business model with win-win situations for key stakeholders*
Current infrastructure and set-up	*Product development and modifications*
Consumer behavior	*Pilot tests and building of support*
	Commercial roll-out



Key messages

TOMRA

- The recycling industry is bound to grow, not because we are "riding a green wave" but because of real financial incentives
- TOMRA is a global leader in recycling and well positioned to capitalize on market opportunities regardless of legislative frameworks. For TOMRA, markets without deposit legislation will become increasingly important
- In non-deposit markets TOMRA has two alternative approaches:
  1) improving existing recycling processes and
  2) creating a new recycling infrastructure


Helping the world recycle
TOMRA

Improving existing processes – Industrial Processing Technology

Håkon Volldal, VP IR & Business Development


Helping the world recycle
TOMRA
Industry overview
Rationale for entering the industry
Current platform and growth opportunities

What do we mean by "backend" or industrial processing technology?

TOMRA

Collection → Transportation → **Sorting and processing** → Transportation → Recycling

Equipment and solutions for post-transportation processing of household, commercial and C&D waste for the purpose of recycling and energy recovery



The industry is large...


Köln · Cologne · 24.–27. 10. 2006
Think global, act local.

ENTSORGA 2006:

- *110,000 square meter gross exhibition space*
- *Approximately 1,000 exhibitors in the fields of Waste Management and Environmental Technology*
- *More than 50,000 visitors*

A multibillion EURO industry, some suggest as much as 50

The concept of a Material Recovery Facility (MRF)


Baler
Container sorting (manual or optical)
Mixed paper
News print
Pre-sorting
Containers
Screen
Angle Sorter
Input stream

Typical components in a MRF

	Product	Application	
Basic components	• Conveyors • Control systems	• Transportation of materials • Input/output regulation (speed control, mass flow etc.)	*Low margins*
Recognition/ sorting equipment	• Sorting cabinets • Trommels/drum/bucket screens	• Manual separation • Removal of small items	*Low/medium margins*
	• Inclined sorting machine/horizontal shakers • Disc/ballistic screens • Magnets and ECS	• Mechanical separation • Mechanical separation • Sorting of metals	*Medium margins*
	• Optical sorting equipment	• Optical separation	*High margins*
Volume reduction equipment	• Bottle puncher • Can crusher • Shredder • Baler	• Preparation for baling • Preparation for baling • Volume reduction • Volume reduction	*Low/medium margins*

Industry players can be grouped into different categories

	Examples	Description
Total solution providers	• CP Manufacturing • Symmet	Turnkey suppliers with inhouse engineering and equipment manufacturing
Recognition and sorting equipment providers	• Titech/CommoDaS • Pellenc • Bollegraaf/LUBO • S+S	Manufacturers of advanced sorting equipment needed to obtain clean fractions
Volume reduction equipment providers	• Orwak Group • PAAL Group • Macpresse • HARRIS	Manufacturers of balers and shredders needed to reduce volume of sorted material prior to transportation
Engineering/ consulting companies (plant builders)	• SUTCO • Stadler • OK.Engineering	Designs and manufactures turnkey plants, but limited stand-alone component sale

Market dynamics and customer relationships



MRF owner/ operator
Engineering company/ consultant
Sorting equipment providers
Volume reduction equipment providers
Other components

- Municipalities/public works
- Waste Management Companies
- Private operators

- Designs the plant and sources/ manufacturers components
- Mostly local companies

- Several manufacturers
- Distribution through engineering/consulting companies and directly to end customer



Helping the world recycle
TOMRA
Industry overview
Rationale for entering the industry
Current platform and growth opportunities

TOMRA's rationale for entering the industry

A large and growing industry
- Growth driven by several mega trends
- Growth not constrained by political decisions
- Several segments underdeveloped

Fragmented and immature industry structure
- Very fragmented supply side
- No clear industry leader
- Limited systems thinking

Opportunity for TOMRA to add value
- Technology
- Business and market development skills - recycling value chain understanding
- Financial muscles

The industrial processing technology market is still in its infancy

Waste generation Western Europe
Million tons



TITech presence today
Household waste
Commercial waste
Paper (from households)
Paper (other)
C&D waste
Bulky waste
Glass
Old electrical equipment (potential)
Biological waste (other)
Packaging waste
Biological waste (from households)
Paper mill rejects
0
10
20
30
40
50
60

The supply side is fragmented

Number of companies listed under selected categories in recycling equipment databases

	Recycler's world	Euro.recycle.net
Balers	395	173
Conveyors and conveyor systems	293	72
Magnetic separation systems	51	26
Screens and screening systems	99	15
Shredders	189	82
Sorting Systems (incl. optical)	36	5
Trommels	35	11

The recycling technology equipment industry would benefit from consolidation

- Scale in manufacturing
- Scale in purchasing
- Scale in innovation and product development
- Scale in distribution and service networks

Consolidation is key to sustainable profitable growth!

TOMRA's added value

- *Recycling value chain understanding and market approach*
- *Technology development and solutions*
- *Financial muscles to drive consolidation*
- *Partners and contacts*


Helping the world recycle
TOMRA
Industry overview
Rationale for entering the industry
Current platform and growth opportunities

TOMRA SYSTEMS ASA
082 - 03334

TOMRA's Industrial Processing Technology portfolio

Recognition & Sorting platform

Volume reduction platform

TITECH VISIONSORT

ORWAK GROUP

CommoDaS

TOMRA's foucs is on:
- The platforms with highest value creation potential
- The technologies that are closest to our core competencies
- The companies that lead their industries

Our investments have paid off

TITECH VISIONSORT	ORWAK GROUP	CommoDaS
• Acquired in 2004 • ~224 MNOK in purchase price	• Acquired in 2005 • ~156 MNOK in purchase price	• Acquired in 2006 • 100+ MNOK in purchase price

~500 MNOK spent on a portfolio that end of 3Q this year generated:
- **350 MNOK in revenues**
- **55 MNOK in EBIT**

Our ambition: double digit growth towards 1 bn NOK

Revenue development for Industrial Processing Technology portfolio
MNOK



CAGR: >20%
0
68
379
500+
M&A
Current portfolio
2003
2004
2005
2006
2007
2009
2010

Expansion and growth opportunities

Organic
- New TiTech and CommoDaS markets and segments (see separate TiTech presentation)
- New Orwak markets and improved distributor structure for Orwak

M&A
- Acquisitions on the TiTech/CommoDaS platform
  - To enter new segments/markets
  - To acquire new technology
- Consolidation of volume reduction platform?

Key messages

TOMRA

- The back-end processing industry is sizeable but still in its infancy
- TOMRA is positioned within the two key areas: recognition/sorting and volume reduction
- The opportunity for future value creation from organic growth and further industry consolidation is significant


Helping the world recycle
TOMRA

Improving existing processes - The TiTech story

TITECH VISIONSORT

Rune Marthinussen, MD TiTech Visionsort


Helping the world recycle
TOMRA

Introduction to TiTech and optical sorting

Market and competitive position

Growth strategy

For more than 10 years TiTech has driven innovation in waste sorting

TOMRA

Commercial development		Technological development
New regulations forced ELOPAK to solve sorting of beverage cartons	1990	
	1993	Near-infrared (NIR) technology selected
First unit sold TiTech established	1996	First unit sorting beverage cartons
German sales office established	1997	First unit sorting plastics
Expansion France, Japan	1998	First unit combining NIR and camera technology
Expansion Italy, Spain	1999	
Expansion USA	2001	Paper sorter launched
TiTech acquired Real Vision Systems GmbH (Germany)	2002	
TiTech acquired by TOMRA ASA Distribution agreement in the US	2004	First unit sorting both colour and material types
	2005	First High Resolution unit – sorting down to 15mm
TiTech acquired CommoDaS GmbH (Germany)	2006	

Optoelectronic sorting enables fast and reliable sorting of materials


Spectrometer (VIS/NIR), software and control unit
1
Rest fraction
2
Inbound material stream on conveyor belt
Air nozzles
3
5
4
Sorted fraction

How it works:
- The input stream is spread on a conveyor belt
- A sensor identifies materials, colors and shapes plus the position of each object
- Air jets blow the wanted objects onto a second conveyor belt or into a bin
- The other objects fall onto a third conveyor belt

By using optoelectronics TiTech can:
- Sort up to 10 tons/hour
- Achieve 90 to 98% hit-rate
- Obtain purities up to 98%

Input and output streams

Mixed plastics and paper stream



PET



Cardboard



HDPE



De-ink paper



Mixed plastics



Why optical sorting - the key selling points



vs.



Reduces costs
- Reduces person-hours by up to 75 %
- Low operating costs and reduced space requirements

Increases revenues
- High precision (up to 99% purity)
- Easy to adapt to changing needs and sorting tasks

Ensures consistent, stable and fast operations
- Sorting of up to 10 tons per hour
- MTBF >7,000 hours, i.e., two years of two-shift operations
- No accidents and less strain on staff

9-18 months payback period

TiTech combines different detection techniques for maximized recognition

Technology	Description	Application
NIR (Near Infrared)	Material detection technology	Used for sorting polymers, beverage cartons and fiber/non-fiber identification
VIS (Visual)	Patented sensor doing spectral analysis of visible light reflections	Used for sorting plastics by color such as PET clear vs. PET colored
CMYK (Cyan, Magenta, Yellow, Black)	Detection of printing method. Spectral analysis of visible colors	Used for distinguishing between four-color and three-color printed material
Image	Image analysis from CCD camera	Used when additional information is needed such as shape, texture, width/length ratios, etc
Metal sensor	Detection of metal contaminants in the waste stream	Used for removing metal contaminants in the desired output stream


Helping the world recycle
TOMRA
Introduction to TiTech and optical sorting
Market and competitive position
Growth strategy

TiTech is a global company with more than 1,000 units installed


TOMRA
TiTech systems in operation
USA (Lubo LLC)
Norway (HQ)
Spain (Subsidiary)
UK (Agent)
France (Employee)
The Netherlands (Agent '06)
Germany (ex-RVS)
Switzerland (Agent)
Austria (Agent)
Italy (Agent)
South Korea (Subsidiary)
Japan (Distributor)
Australia (Distributor)

Key market: Germany (~45% of installed base)
Other major markets: Italy and Spain
Emerging markets: USA and UK

Applications and key segments

TOMRA

Material sources
- Household waste
- Commercial and industrial waste
- Construction and demolition waste
- Electronic waste
- Contaminated compost

Sorting tasks
- Polymers and beverage cartons: By material; By colour; By material and colour
- Paper: By different paper grades; Non-paper vs. paper
- RDF (Refuse Derived Fuel)
- Metals cleanout
- Removal of non-organic material

Treatment
- Material recycling
- Energy recycling

TiTech has a strong market position in all major markets due to innovation and superior technology

TOMRA

Accumulated market shares:


Central Europe
75%
UK
80%
Spain
85%
Italy
85%
North America
70%
Japan
70%

* Including Germany, The Netherlands, Belgium, Austria and Switzerland

Competitive landscape

TOMRA

Pellenc Environnement
- French company
- ~150-200 installed units
- Strong presence in France, some presence in the UK, Japan, Italy and Spain
- Own core technology

RTT
- German company
- ~120-140 units installed
- Revenues of ~3-4 MEUR
- Strong presence in Germany
- Sources core technology

MSS
- US company, owned by CP Manufacturing (a plant builder)
- ~40-60 units installed
- Strong presence in the US, exited Europe some years ago but tries to re-enter
- Own core technology

Source: Interviews; company homepages; TiTech estimates

TiTech's competitive advantages

TOMRA

Technology/ Products	• Application-specific knowledge from sales of more than 1,000 systems • Experts in computer vision, pattern recognition and software design • Excellent partners for sensor development • Broadest product portfolio, many sensor technologies
Customer relations/sales	• Unique and large portfolio of customers and thus unique references • Perceived high customer satisfaction with high degree of repeated sales • Strongest sales organization and excellent relationship base
Market knowledge	• Market know-how in an industry with little aggregated information
Organization	• Ability to respond quickly to complex customer requirements and adapt technology accordingly • Highly trained, experienced and motivated team with competence profile across industry needs
Financial	• Strong financial position

Example: Comparison of resolutions – key for sorting performance

TOMRA


Competitior 1
Scanpoint size: 40x31mm[1]
1.600 scanpoints/sec
Competitor 2
Scanpoint size: 10x10mm[1]
25.000 scanpoints/sec
TiTech Standard
Scanpoint size: 6x6mm[1]
80.000 scanpoints/sec
TiTech High Resolution
Scanpoint size: 4x4mm[1]
160.000 scanpoints/sec

[1] Belt speed 2 meter/second


Helping the world recycle
TOMRA
Introduction to TiTech and optical sorting
Market and competitive position
Growth strategy

TOMRA SYSTEMS ASA
082 - 03334

Key growth drivers for TiTech

External drivers

- Material costs
  - Higher material costs increase the value of recyclables as a substitute for virgin material
- Landfill costs
  - The implementation of EU's landfill directive increases landfill costs and makes a big swing between land filling and selling sorted recyclables
- Technology acceptance
  - Increased acceptance/pull for our technology

Internal drivers

- Business growth
  - Portfolio effect as we operate in more markets and segments with a larger project portfolio
- Effective sales organisation
  - Powerful sales organisation established over the last few years

There are large opportunities within several waste streams going forward


Waste generation Western Europe
Million tons
TiTech today
Household waste
Commercial waste
Paper (from households)
Paper (other)
C&D waste
Bulky waste
Glass
Old electrical equipment (potential)
Biological waste (other)
Packaging waste
Biological waste (from households)
Paper mill rejects
0
10
20
30
40
50
60
Focus for segment development 2006-7

Not all tonnage is relevant for optoelectronic sorting

Incineration is the main alternative for material recycling

New segments are already having an impact on total sales

Split of 2006 sales on different segments
Number of units in percent of total


Other
9
E-waste
2
Industrial waste
7
RDF
7
Paper
7
68
Packaging

Packaging is still the dominant segment

New target segments are making their mark with 10% of total sales
- Industrial waste
- Electronic waste
- Rejects

The acquisition of CommoDaS in June 2006 will drive further growth


Market segments
...
Cars
Electronics
Metals
...
C&D
RDF
Paper
Packaging
Joint developments or M&A
TiTech & CommoDas
TiTech today
NIR
X-ray
Elemental spec.
Technologies

- **TiTech should strive to become a supplier of comprehensive solutions for sorting based on advanced technology**
- **CommoDaS fits very well into this vision as the company is highly complementary in terms of technology, segments and customers**

CommoDaS' technology is used within metal, electronics, glass, plastics and minerals

TOMRA


CommoDaS
~75%
Recycling
~25%
Mining
Own sale
• Cars/scrap metal
• Electronics
OEM sale
• Flake sorting
• Glass
• Minerals
Own sale
• Ore
• Ind. minerals
• Gems
• Slag

Core technologies:

High resolution colour camera	(1996)
Metal sensor	(1999)
Dual energy X-ray	(2005)

→ Used alone or in combinations



CommoDaS has an installed base of more than 400 units

TOMRA

Sales development 1996-2006
Units per year


6
12
21
31
41
42
45
51
59
56
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

The TiTech/CommoDaS organization

TOMRA


~100
"TITECH HOLDING"
Rune E. Marthinussen
BUSINESS DEVELOPMENT
2
FINANCE AND ADMINISTRATION
14
44
TECHNOLOGY & SUPPLY CH.
TECHNICAL
SUPPLY CHAIN
27
SALES AND MARKETING
POLYMER& FIBER RECYCLING
12
METAL RECYCLING
12
MINING
3
19
SERVICE
TiTech
CommoDaS

TiTech/CommoDaS sales development

TOMRA

Units per year 1996-2006


6
26
36
85
80
112
105
96
113
132
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Key messages

Optical sorting enables fast, accurate and cost-effective sorting and processing of recyclable materials

TITech/CommoDaS is the world's leading provider of advanced optical sorting and processing solutions

The optical sorting industry is still in its infancy. There are several opportunities for both organic and structural growth


Helping the world recycle
TOMRA

Creating a New Recycling Infrastructure – Collection Technology non-deposit

Trond K. Johannessen, SVP


Helping the world recycle
TOMRA
Market potential and trends
Different business models for different markets
• UK
• Japan
• Greece
Future opportunities

There is a potential to improve the collection process in certain markets...



Two main ways of collecting recyclables today in non-deposit environments

Bring systems



- Igloos, bottle banks or containers for separate collection of certain materials
- Located on retail parking lots, on the roadside etc.
- Operated by municipality (public works) or waste management companies

Curbside systems



- Separate collection at each household of different fractions
- Operated by municipality (public works) or waste management companies

TOMRA's perspective on current non-deposit systems in Europe

Background

- Until early 1980s mostly refillable beverage containers were used
- During the 80s a shift to non-refillable took place resulting in a dramatic increase in household waste volumes in many markets
- New regulations and systems needed as local governments suddenly carried the cost
- Separate collection at curbside and bring sites implemented during the 90s based on challenges of the 80s
- Costs for separate collection were mostly shared between local municipalities and industry

Development

	1985	2005	2025
Recycled volumes	Low	Moderate	Very high!
Commodity prices	Low	High	Very high?
Transport costs	Low	High	Very high?

Current manual collection systems will increasingly be challenged going forward

The governing thought for TOMRA's collection business models in non-deposit markets

Recycling systems will need to utilize technology in collection of empty beverage containers to be efficient and effective as recycling rates increase – regardless of legislative framework

The potential for TOMRA is almost unlimited...

Used beverage container legislation,
% of containers


Deposit
15%
Non-deposit
85%

More than 800 billion beverage containers are put on the market every year

TOMRA currently handles less than 5 percent of these containers, and only small volumes in non-deposit markets

The growth opportunities for TOMRA are "unlimited"

Source: TOMRA analysis


Helping the world recycle
TOMRA

Market potential and trends

Different business models for different markets
- **UK**
- **Japan**
- **Greece**

Future opportunities

TOMRA automated collection concepts



Changing the system in the UK





Changing the system in Japan





Changing the system in Greece



The Tomra Recycling Center (TRC) for the UK





Why the UK?

- Large market - ~60 million people
- Low recycling rates, but ambition to meet EU targets
- Current collection systems are low-tech and costly
- System in place for Producer Responsibility and cost sharing
- Bottle banks in place at retail locations

How does the system in the UK work today?

- Based on obligation by packers/fillers and retailers to secure recycling of own packaging
- Each player in the packaging value chain buys recycling certificates
- The idea is that certificates will become expensive as more material is being recycled and that certificate revenue will be used to build infrastructure – system not yet working well
- Systems for separate collection at curbside not fully developed
- "Bottle banks" established at supermarket parking lots and operated by local municipalities;
  - Expensive to operate and inefficient in terms of stimulating recycling
  - Negative value for retailer due to "ugly" looks




PLASTIC BOTTLES

Key characteristics of the TRC

- Accepts all types of rigid packaging made of glass, plastics or metals
- All objects are inserted into one hole; sorted, compacted and stored in a designated storage bin
- The machine comes with interactive color screen, optional printer and card reader
- Various consumer incentives can be implemented such as loyalty points, discount coupons and lottery tickets


Recycling

Business logic for UK retailer

1. Material value of collected objects
2. Grants from local municipalities
3. Savings in "recycling certificate" purchase costs

} ***Recycling center profit/loss***

4. Increased customer traffic/revenues
5. Corporate responsibility and reputation benefit
6. Proactive in relation to future legislation

} ***Added benefits***


broadband

The financial model for the retailer explored

ILLUSTRATIVE

Monthly container volume	*150 000*	
Numbers are indexed		
Revenues/benefits		
Material value	16 000	*Aluminum and plastic (HDPE, PET) objects key drivers due to attractive commodity pricing*
Recycling credits	16 500	*Paid per ton, so glass is key driver*
Advertising/sponsorship	0	*Advertising currently not explored as a separate revenue source*
Total	32 500	
Costs		
Infrastructure	15 000	*Investment cost in center of ~1 MNOK plus ground works etc.*
Maintenance	9 000	*Technical maintenance including spare parts*
Operations	6 000	*Pick-ups of collected materials varies depending on material mix and configuration of center (glass and paper key drivers)*
Total	30 000	
Profit excl. interest	**2 000**	

Recycling kiosk in Japan







Why Japan?

- 2nd largest economy in the world with 127 million people
- High recycling rates
  - Cans: 85%
  - PET: 62%
- Ambition to increase recycling rates further, especially for PET: Target is 80% by 2014
- Current collection system low-tech and costly
- Municipal PET bottle collection systems at very early stage of development
- Consumers are diligent recyclers and respond well to incentives

How does the system in Japan work today?

- Municipalities have a legal obligation to collect residential waste, incl. used beverage packaging, and pay majority of collection costs
- Producers pay small fees to JPCRA* for PET/plastic packaging; pressure to pay more (EPR), but this money does not go to municipalities (mainly goes to administration of JPCRA)
- Residential waste collection based on curbside system with separate collection of glass and cans (but not PET, until recently)
- To meet higher recycling targets (80%) municipalities have increasingly started to consider PET collection systems - curbside or other methods
- Some municipalities have put PET collection bins at super markets; some have started PET curbside collection





* JPCRA: Japan Plastic Container Recycling Association

Key characteristics of the TOMRA solution

- Automated collection, mainly at retail locations
- Materials collected
  - PET (clear and colored)
  - Cans (steel and aluminum)
  - Food trays (no technology)
- Volume reduction through shredding and compaction
- Technology: T83 and T63
- Consumer incentives
  - Green points
  - Retailer loyalty points
  - Lottery for discount coupons





What's in it for the main customers and the different stakeholders?

Municipalities
- Cost savings
- Increased recycling rates (PET)
- Increased resident satisfaction (better service)

Retailers
- Improved handling efficiency (PET bottles)
- Enhanced customer service
- Increased customer traffic/environmental profile

Consumers
- Recycling rewards (incentives)
- More convenient ('any time')
- More "exciting" and high-tech solution

Collectors/Recyclers
- Access to more volume – current undersupply of PET
- Cleaner fractions (separation at point of collection)
- Compaction (reduced transportation needs)

Cost savings for municipalities are significant

Yen/kg PET

Key assumptions
- 1,000 bottles per RVM per day
- Recycling Service Provider (RSP) model with material ownership
- Incentive cost excluded (paid by supermarket)


150-200
Collection: 100-150
Sorting/storage: 50
40-55% reduction
90
RVM incl. service
Transportation
Sorting/storage
Material sales
Margin
Current system (National average)
RVM-based system Generic model

The TOMRA-Sumitomo partnership

Business set-up in Japan

- Partnership with Sumitomo Corporation (SC)
- Joint Team in one location
- Key activities partly in-house and partly outsourced
  - Sales/Business Development: Sumitomo/Tomra
  - Operations: Tomra/Sumitomo/3rd parties, e.g. call center outsourced
  - Technical Services: Tomra/3rd parties
  - Pick-up and processing: outsourced
  - Material Sales: outsourced

Sumitomo profile and contribution

SC Business Profile
- Sales: USD16 billion (FY2005)
- 51,000 employees in HQ and app. 200 subsidiaries
- Listed on Tokyo Stock Exchange
- Among Japan's largest and most respected business groups

Partnership Contribution
- Dedicated resources
- Enhanced credibility in the market
- Business contact network - particularly important for nationwide roll-out
- Business competence and experience in building businesses
- Strong negotiation position vis-á-vis business partners & suppliers
- Extensive financial resources

Potential business models in Japan

	Pure sale/lease	RSP* with no material ownership	RSP* with material ownership
TOMRA revenues	• Sales price RVM • Service fee RVM	• Fee from municipality for RVM operation, collection and processing	• Fee from municipality for RVM operation, collection and processing • Material value
TOMRA costs	• RVM cost • Service cost	• RVM cost • Service cost • Collection fee • Processing fee	• RVM cost • Service cost • Collection fee • Processing fee • Material acquisition cost

* RSP = Recycling Service Provider

Achievements and the road ahead

Achievements

- RVMs installed: 150 (incl. pilots)
- Municipality Customers: 15
- Other Customers: 5 (retailers, universities)
- 2005: 1st Tokyo municipality customer (Nakano Ward)
- 2006: agreement signed with Sumitomo
- 2006: Adachi Ward contract
  - 1st large scale Tokyo municipality customer
  - 1st RSP customer

Key future milestones

1. Complete 100 RVM plan: Spring 2007
2. Evaluation of results: Summer 2007
3. Business formation: Fall 2007
4. Roll-out: 2008 →

Recycling center in Greece



Why Greece?

- Significant market with ~10 million people
- Low recycling rates, but ambition to increase them in accordance with EU targets
- Current collection system are low-tech and costly
- Curbside collection systems at early stage of development
- Strict regulations for outdoor advertising in public areas, but exception for recycling infrastructure

Background for TOMRA operation in Greece

- Huge waste and litter problem in Athens
- Limited landfill capacity and a lot of illegal dumping
- The municipality of Athens asked via a tender for self supporting solutions
- The selected solution came from a Greek recycling company
  - First Recycling Centre pilot installed in June 2005 (not with TOMRA machines)
  - In November 2005 TOMRA's partner was chosen to build 100 Recycling Centres in Athens (3 RVMs per center)
  - In December 2005 TOMRA got an order for the delivery of a minimum of 210 T-83
  - The first 13 centres with TOMRA machines were installed in August





Market potential for existing projects

Changing the system in the UK



~1,500 TRCs at hypermarkets

Changing the system in Japan



~20,000-25,000 machines, ~5,000 in Tokyo alone

Changing the system in Greece



Significant, too early to conclude


Helping the world recycle
TOMRA
Market potential and trends
Different business models for different markets
• UK
• Japan
• Greece
Future opportunities

"Unlimited" opportunities for TRC technology as well as smaller units based on RVM platform in Europe, US and Asia

- Implementation of automated collection systems will improve efficiency and effectiveness of recycling systems in most developed markets
- However, costs and responsibilities for recycling are often spread on several stakeholders and optimizing the "total picture" requires changes of complex established systems and sometimes re-direction of current money flows
- Moreover, all markets are different and tailored business models need to be put in place in each case
- Consequently, changes take time, but eventually the most effective and efficient systems will prevail!

Future TRC prospects

Number of hypermarkets in selected European countries


UK
1,600
France
1,500
Spain
500
Italy
400

The TRC is one of TOMRA's most important organic growth initiatives

Significant opportunities also in the US

Source: Retailer homepages/annual reports; TOMRA estimates

Observations regarding current system in France

- Current contributions from Eco- Emballages (EE) to local municipalities are high, mainly for plastics (up to Euro 900/ton)
- Contributions increase with higher collected volumes per inhabitant
- Local municipalities spend contributions on operating current recycling infrastructure (outsourced to Waste Management companies or own operations)
- Ambition in France to increase recycled volumes and reduce costs of current systems

Significant funds available to operate recycling infrastructure for packaging waste in France

Minor changes to the system and redirection of certain money flows could open up for implementation of Tomra technology at the point of collection

Indicative TRC business model for France

A sustainable business model could potentially be built around a retail based automated collection system for rigid packaging in France

- Retailer installs TRCs on parking lots
- Local municipalities pay part of Eco Emballages (EE) contribution to retailer for operation of infrastructure
- Retailer keeps material value
- Local municipality gets credit for higher recycled volumes and keeps significant part of EE contributions (also for marginal volumes)

- Cost neutral or even profitable for retailer with significant commercial benefits
- Neutral or positive for all other stakeholders
- New model requires willingness to change from French stakeholders

Key messages

It is time for a new approach to recycling in several markets

TOMRA currently has three main initiatives for introducing a new recycling infrastructure. These are long but potentially very rewarding projects in the UK, Japan and Greece

It is possible to introduce TOMRA technology in several other non-deposit markets based on our experiences from current markets


Helping the world recycle
TOMRA

Creating a New Recycling Infrastructure - The Tesco Project

Terje Hanserud, SVP



- **Background and pilot**
- Commercial roll-out
- Key learnings

The Tomra Recycling Center (TRC)


Recycling

A high-tech and cost-effective recycling alternative

Exact material identification	Plastic: PET, HDPE, PVC, PEN, PC, PP, PS + colors Metal: Aluminium, steel Glass: Clear, green, brown, others	
+		
Maximum compaction	Plastics and metal granulator 15:1 compaction Glass crusher 3:1 compaction. One Tesco TRC has capacity like 50 "igloos"	
+		
Optimized logistics	Remote monitoring of centers for effective and efficient scheduling of pick-ups and quick fixes of technical issues	

= ***HIGHEST MATERIAL VALUE AT LOWEST COLLECTION COST***

Some highlights and key milestones

TOMRA

TRC milestones

2000	Decision made to invest in TRC development
Early 2003	Decision made to explore France, UK, Spain, Austria and Italy – project established
June 2003	UK picked as most promising market short term
Fall 2003	Meetings with ALL relevant stakeholders in the UK
Oct 2003	First meeting with Tesco
June 2004	Tesco pilot agreement ready

TESCO pilot project

- Pilot involving **6 centers** established, first center opened in November 2004
- High profile pilot program with funding from UK Government through WRAP and significant media coverage
- Final pilot center installed in December 2005
- After successfully meeting pilot KPIs such as collected volumes and customer satisfaction, TESCO ordered **100 centers** on 2 June 2006

TRC Configuration for 6 pilots

TOMRA


Paper
Paper
Paper
Mixed Plastic
Flake
PET clear
Flake
Cans alu
Flake
Glass clear
Broken
Glass colour
Broken
Glass colour
Broken
Tins
Uncomp.
Tins
Uncomp.
Tins & Other
Uncomp.

Footprint: 2.3m x 15m
Height: 3m

- Nine material bins and three paper bins
- Two user stations for glass, cans and plastics (optionally three)
- Three inlets for paper and cardboard
- For compaction, three Granulators and three Glass Breakers
- Standard size material bins
- Two Euro Size information poster frames on the front
- Optional information posters on the sides

Business logic for UK retailer

TOMRA

1. Material value of collected objects
2. Grants from local municipalities
3. Savings in "recycling certificate" purchase costs

} ***Recycling center profit/loss***

4. Increased customer traffic/revenues
5. Corporate responsibility and reputation benefit
6. Proactive in relation to future legislation

} ***Added benefits***



"It's all about delivering Customer expectations!"

Consumer participation is driven by advanced communication and incentive platform

TOMRA




Congratulations!
TESCO
TESCO

Quotes from TESCO's press release in connection with the order of 100 TRCs on 2 June 2006

TOMRA

Recycling will now be ***fun, quick and easy to use***

Using ***space-age technology*** [...] the machines will automatically sort through plastic, metal and glass at a rate of around 80 products per minute

Tesco has already received ***positive feedback*** after trials of the machines at 6 stores. ***Recycling increased by 50%*** within 2 months of their installation

The units can hold roughly **4 times** more than an equivalent standard unit meaning they have to be emptied less often - **saving in transport and CO2**


Helping the world recycle
TOMRA
Background and pilot
Commercial roll-out
Key learnings

New center layout and branding

TOMRA


TESCO Recycling Centre
Plastic Glass Metal

- TESCO branded (Tomra*inside*)
- Smaller footprint
- Emptying from the front
- New incentives to be introduced from 2Q07

Rollout clusters

TOMRA


(Glasgow/ Edinburgh)
M-62 Cluster Liverpool/ Manch./Leeds
Midlands Cluster/ Birmingham
M-4 Cluster Reading-Cardiff
Hampshire/ W.Sussex
Newcastle/ Middlesboro
N. London Herts Cluster
S. London

4Q06 Installations (10-15 centers + demos)

TOMRA

- Barking (54)
- Colney Hatch (221)
- Borehamwood (102)
- Brent Cross Hendon (116)
- Watford (892)
- Romford Gall Corner (729)
- Rainham Essex Extra (715)
- Osterley (660)
- Hayes Bulls Bridge (414)
- Hoover building (442)
- Lakeside Extra (495)
- Baldock Extra (40)
- Cheshunt Brookfield Extra(192)
- Hatfield (410)
- Twickenham

- Tesco HQ (Cheshunt)
- Tomra (Luton)
- Royston



Critical Success Factors

TOMRA

External factors

- Ensure tidy and attractive sites
- Meet uptime requirement of 97%
- Gradually increase volumes to strengthen business case
  - Further improve consumer acceptance
  - Successful Tesco awareness building and marketing

Internal factors

- Further improve stability, robustness and durability of technology
- Reach technology cost targets
- Establish Operations Centre model
- Gain foothold for further growth in UK

GOAL: MOVE DIRECTLY ON WITH THE NEXT 400 TESCO SITES

TRC Business Model

TOMRA

- Always TOMRA:
  - Technology sales, management and support (lease models possible)
  - Full service, uptime & online monitoring
- Third parties or TOMRA:
  - Cleaning & maintenance
  - Hands on-service
  - Pickup & processing
  - Marketing and incentives


Marketing
Service
Incentives
Technology
SW support
Management
Leasing
Material
Trading
Pickup &
Processing
Maintenance

Streamlining TRC offering to all stakeholders in packaging recycling in industrialized markets (Local Government or Industry)

Tomra Systems Ltd - Organization

TOMRA


Managing Director
Project Manager
Installation organizer
(Service Manager)
TBD 2007
Technical Manager
TRC Operations
Administrator
Spareparts,
Misc Adm.
3party
Installation Crews
2 Engineers
OpCentre
2nd line support
TRC commissioning
3party
1st line Service Techs
3party
Warehouse,
Transport&
Courier Services


Helping the world recycle
TOMRA
Background and pilot
Commercial roll-out
Key learnings

What have we learned?

1. Dedicated resources are needed
2. Deep market understanding and fact-based analyses are key to convincing stakeholders
3. Pilots measuring agreed parameters and clear next steps following positive pilot results required
4. It takes time...

Key messages

TOMRA is well prepared to handle the installation of 100 centers in the UK and to expand further

Our goal is to move directly on with the next 400 TESCO sites - depending on Tesco's continued satisfaction and our ability to deliver according to expectations


Helping the world recycle
TOMRA
Summary
Amund Skarholt, CEO


Helping the world recycle
TOMRA
Organizing for growth
Financial implications of strategy
Questions and answers

Internal requirements for successful implementation of TOMRA's strategy

TOMRA

Technology	*Tailoring of current building blocks needed, but no major investments*
People	*Increase focused and dedicated manpower to explore opportunities*
Accountability	*Separate business area with P&L responsibility reporting to CEO*
Financials	*1) Strong balance sheet – enables M&A* *2) Operational leverage generates cash*

Structure of new Collection Technology Non-Deposit Solutions division

TOMRA


Coll. Technology Non-Deposit solutions
Trond K. Johannessen
Group M&A
Gov affairs and market develop.
Tomra UK Ltd./TRC ops.
Tomra Japan Ltd.
W. Europe non-deposit
E. Europe non-deposit
N. America non-deposit
Tomra Tech. Ventures


Helping the world recycle
TOMRA
Organizing for growth
Financial implications of strategy
Questions and answers

Summing up TOMRA's growth strategy

- TOMRA has a solid and diversified portfolio of growth opportunities within current strategic scope
- Growth is now less dependent on introduction of deposit and certain legislative frameworks than in the past
- TOMRA's focus will be on creating strong organic growth and operational leverage in the individual business areas
- There will still be markets that decide to introduce deposit as the optimal recycling mechanism, and this will create surplus revenue and profit growth for TOMRA in certain periods

TOMRA's business ex. Germany is expected to continue to develop very favorably

	YTD 06 vs. YTD 05 (ex. Germany)	2006-2010 (ex. Germany)
Revenues	14% growth	>10% growth
Gross margin	Stable	Stable
Opex	Reduced	4-6% increase
EBIT	>40% increase	15-25% increase

Future ORGANIC revenue development ex. Germany non-refillable machine sales


>10% average annual growth rate 2006-2010
Collection Technology – Non-Deposit Solutions
Industrial Processing Technology
Materials Handling
Collection Technology – Deposit Solutions (ex. Germany non-refillable machine sales)
2000
2005
2010


Helping the world recycle
TOMRA
Organizing for growth
Financial implications of strategy
Questions and answers

TOMRA

Your questions answered...

08.11.06 07:36 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 300,000 own shares at an average price of NOK 46.05 per share at Oslo Stock Exchange. After this transaction Tomra holds 5,108,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 7. November 2006
Tomra Systems ASA

07.11.06 07:41 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 150,000 own shares at an average price of NOK 44.92 per share at Oslo Stock Exchange. After this transaction Tomra holds 4,808,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 6. November 2006
Tomra Systems ASA

06.11.06 08:32 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 160,000 own shares at an average price of NOK 44.18 per share at Oslo Stock Exchange. After this transaction Tomra holds 4,658,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 3. November 2006
Tomra Systems ASA

03.11.06 08:41 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 143,000
own shares at an average price of NOK 44.43 per
share at Oslo Stock Exchange. After this
transaction
Tomra holds 4,498,100 treasury shares.

For further information please contact CFO Espen
Gundersen, telephone +47 97 68 73 01

Asker, 2: November 2006
Tomra Systems ASA

02.11.06 08:32 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 127,000
own shares at an average price of NOK 44.81 per
share at Oslo Stock Exchange. After this
transaction
Tomra holds 4,355,100 treasury shares.

For further information please contact CFO Espen
Gundersen, telephone +47 97 68 73 01

Asker, 1. November 2006
Tomra Systems ASA

02.11.06 08:52 Marked=OB **TOM NOTIFICATION OF TRADE** meldepliktig handel

---

Jan Chr Opsahl, Chairman of the Board in Tomra Systems ASA, has today sold 38,096 shares at a price of NOK 45.00. New shareholding after the transaction is 90,000 shares.
The figures includes shares owned by companies controlled by Jan Chr Opsahl.

Asker, 1. November 2006

01.11.06 08:18 Marked=OB TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

Tomra Systems ASA has today purchased 233,000 own shares at an average price of NOK 44.05 per share at Oslo Stock Exchange. After this transaction Tomra holds 4,228,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 31. October 2006
Tomra Systems ASA

27.10.06 08:57 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 114,000 own shares at an average price of NOK 45.47 per share at Oslo Stock Exchange. After this transaction Tomra holds 3,995,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 26. oktober 2006
Tomra Systems ASA

26.10.06 08:36 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 80,000 own shares at an average price of NOK 44.80 per share at Oslo Stock Exchange. After this transaction Tomra holds 3,881,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 25. oktober 2006
Tomra Systems ASA

24.10.06 08:33 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 183,000 own shares at an average price of NOK 44.83 per share at Oslo Stock Exchange. After this transaction Tomra holds 3,801,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 23. oktober 2006
Tomra Systems ASA

18.10.06 12:02 Marked=OB **TOM TRADE SUBJECT TO NOTIFICATION - TOMRA ASA** flagging

Orkla ASA has today, bought 550 000 shares in Tomra ASA. After this transaction, Orkla owns 17 391 000 shares, which represents 10.02 % of the share capital and votes in Tomra.

Ref.:
Rune Helland, SVP Investor Relations,
Tel: +4722544411

20.10.06 07:38 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 160,000 own shares at an average price of NOK 43.20 per share at Oslo Stock Exchange. After this transaction Tomra holds 3,618,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 19. oktober 2006
Tomra Systems ASA